EXHIBIT 99.5
------------



                      JMB INCOME PROPERTIES, LTD. -V
                         900 North Michigan Avenue
                          Chicago, Illinois 60611
                              (312) 915-1987

                                                            June 5, 2000

Dear Investors:

      A group that includes affiliates of MacKenzie Patterson, Inc. has amended its tender offer (the "Amended Offer") to purchase up to 15,402 of the outstanding limited partnership interests (the "Interests"), representing approximately 40% of the outstanding Interests, in JMB Income Properties, Ltd.-V (the "Partnership") to increase the purchase price to $115 per Interest and extend the period for the Amended Offer through June 16, 2000.

      The Board of Directors of JMB Realty Corporation ("JMB"), the Managing General Partner of the Partnership, has formed a special committee (the "Special Committee") consisting of certain Directors of JMB to consider and respond to offers for Interests that may be received, including the Amended Offer. THE SPECIAL COMMITTEE EXPRESSES NO OPINION AND REMAINS NEUTRAL WITH RESPECT TO THE AMENDED OFFER FOR THOSE INVESTORS WHO HAVE NO CURRENT OR ANTICIPATED NEED FOR LIQUIDITY WITH RESPECT TO THEIR INTERESTS AND WHO ARE WILLING TO CONTINUE BEARING THE ECONOMIC RISK OF RETAINING THEIR INTERESTS UNTIL THE LIQUIDATION AND TERMINATION OF THE PARTNERSHIP. HOWEVER, THE SPECIAL COMMITTEE RECOMMENDS THAT ALL OTHER INVESTORS ACCEPT THE AMENDED OFFER AND TENDER THEIR INTERESTS PURSUANT TO THE AMENDED OFFER.

      The Special Committee gave careful consideration to the factors discussed in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") accompanying our letter dated May 16, 2000, as well as the information contained in our letter dated May 22, 2000 (the "May 22 Letter"). The Special Committee urges you to read the Schedule 14D-9 and the May 22 Letter carefully in making your decision with respect to tendering your Interests in the Amended Offer.

      As stated in the May 22 Letter, the Partnership's joint venture received a non-binding offer (the "Non-Binding Offer") to purchase the 301 North Main Building and the Phillips Building, located in Winston-Salem, North Carolina, which are the two remaining investment properties of the Partnership owned through the joint venture. The Non-Binding Offer does not obligate the maker thereof (the "Potential Buyer") to purchase the properties and is conditioned upon, among other things, the Potential Buyer being satisfied, in its sole discretion, with its due diligence investigation of the buildings.

      If the transaction contemplated by the Non-Binding Offer were to be consummated on terms substantially identical to those set forth therein and assuming the purchase price were paid in cash at closing, aggregate distributions of cash to be made to Investors from net current assets and sale proceeds through the liquidation of the Partnership could be as much as $175 per Interest, assuming the Partnership and the joint venture do not otherwise incur significant expenses or liabilities not currently anticipated. However, insofar as such Non-Binding Offer is non-binding, is subject to extended due diligence and other conditions and there have been no negotiations regarding the Non-Binding Offer, THERE CAN BE NO ASSURANCE THAT THE NON-BINDING OFFER WILL RESULT IN A BINDING AGREEMENT, OR, EVEN IF A BINDING AGREEMENT IS REACHED, THAT THE TERMS OF ANY SUCH AGREEMENT WILL NOT BE MATERIALLY DIFFERENT FROM THOSE CURRENTLY PROPOSED BY THE POTENTIAL BUYER OR THAT ANY SALE OF THE BUILDINGS WILL BE CLOSED.

      The Partnership currently has, either directly or through the joint venture, net current assets of approximately $83 per Interest, which amount is net of (i.e., after deduction for) certain anticipated costs and expenses of the Partnership and the joint venture, including estimated operating and liquidation expenses of the Partnership (assuming liquidation and termination of the Partnership no later than the end of 2001), and the General Partners' participation in any distributable cash. IF THE JOINT VENTURE IS UNABLE TO SELL THE BUILDINGS, INVESTORS WOULD RECEIVE NO MORE THAN APPROXIMATELY $83 PER INTEREST IN DISTRIBUTIONS TO BE MADE BY THE PARTNERSHIP, AND SUCH DISTRIBUTIONS COULD BE LESS THAN $83 PER INTEREST, DEPENDING UPON, AMONG OTHER THINGS, THE ACTUAL EXPENSES AND LIABILITIES OF THE PARTNERSHIP AND THE JOINT VENTURE AND THE TIMING OF THE LIQUIDATION AND TERMINATION OF THE PARTNERSHIP AND THE JOINT VENTURE. A delay or inability to dispose of either or both of the buildings to the lender after maturity of the mortgage loan in November 2001 would likely result in increased expenses of the Partnership and a reduction in the amount that could otherwise be distributed to Investors. This could result in a reduction of approximately $15 per Interest from the $83 per Interest of net current assets, reducing the amount potentially distributable to Investors to $68 per Interest, if the Partnership were required to remain in existence through 2002. Further reductions would likely occur if the Partnership were required to remain in existence beyond 2002 or if the Partnership or joint venture at any time incurs significant expenses or liabilities not currently anticipated.

      A sale of Interests pursuant to the Amended Offer will constitute a taxable event for taxable Investors. You should consult with your personal tax advisor and financial consultant prior to accepting the Amended Offer and tendering your Interests. If you wish to retain your Interests and have not already tendered them pursuant to the Amended Offer, you need not take any action.

      On behalf of the Special Committee.


                              Very truly yours,

                              JMB INCOME PROPERTIES, LTD.-V

                              By:   JMB Realty Corporation
                                    Managing General Partner



                                    By:   /s/ Judd D. Malkin
                                          ------------------------------
                                          Judd D. Malkin, Chairman






















                                     2